SunPower Corporation

Credit Suisse Technology Conference

December 1, 2006

Filed by SunPower Corporation Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to 14a-12

Under the Securities Act of 1934

Subject Company: SunPower Corporation

Commission File No.: 000-51593

Speaker:	Welcome to the session from SunPower. We’re happy to have here with us Tom Werner, the CEO of SunPower. Tom has served as CEO of SunPower since June of 2003. Prior to joining SunPower, Tom was the CEO of Silicon Light Machines, a subsidiary of Cypress Semiconductor and prior to that was the VP and GM at 3Com. With that I will turn the floor over to Tom.

Tom:	All right and I see that the clock’s running. I have 18:36 left. I’m thrilled to be here. I can’t say that I’m thrilled to be the last speaker in a three and a half day event, but I am thrilled to be here. Let me, I do have quite a few slides there. What I’m going to cover is materially the rationale behind the acquisition of PowerLight that we announced ten days ago. And I will at the end, however, cover some SunPower-specific things in terms of expansion. So there are a few new slides for those of you that saw the PowerLight material previously. I will also tell you that I’ll have a little bit different approach to these slides as I go through them. I will cover a lot of forward-looking material and that’s inherently risky and you’ve seen the Safe Harbor Statement probably a hundred times this week. We will be filing an S4 on the PowerLight transaction that will give you financial details that I won’t give you today. And that will happen within the next two or three weeks probably and we’re considering doing a call around that time as well.

So the PowerLight agreement is a $265 million agreement of upfront consideration with $67.5 million of retention. That retention is in the form of stock option revest(?) for key executives of the company. It is a tax-free merger, 40 percent cash, 60 percent stock, signed on November 15th and we’ll close during January or February with it subject to the customary closing of a shareholder vote and SEC review.

So first, right up front I’d like to talk about the financial benefits, why did we do this deal from a financial standpoint. And then the next slide I’ll talk about the strategic side and the balance of the slides will be about our strategy. First, this transaction will cause our revenue and our EPS to grow faster. Second, it is EPS accretive on a non-GAAP basis. And thirdly, we will be able to continue to maintain our 30 percent gross margin, 10 percent op-ex, 20 percent bottom line model. And I suspect there’ll be some questions about that after I do the slides.

SunPower Corporation

Credit Suisse Technology Conference

December 1, 2006

So in terms of strategic objectives, they are significant. We have summarized, though, them into four points for purposes of a presentation. First is this allows us, SunPower, to further diversify into other applications and other key markets and the combination will be more diversified than they were independently. This is also a technology transaction. So you, those of you that know SunPower well know that we are a technology company. We convert more sunlight to power than anybody in the world. PowerLight is a technology company. They harvest sunlight better than anybody in the world. And what I mean by that is if they buy a solar cell or if a solar cell were sold to them or any other outbound channel partner, they do a better job of taking that cell and harvesting energy than other people. And I’ll give you some examples of that.

By combining the two organizations, SunPower gets closer to the customer, so we have faster cycles of learning because we get to see the installation. And after all, our customers buy solar systems, they don’t buy solar cells. So it just makes sense to have a presence with the end customer. And we believe that the outbound channel is inefficient or not as efficient as it should be and that it could serve the customer better. And as Clayton Christensen tells you in his Innovator’s Dilemma book, when the customer is underserved, there’s opportunity for revenue enhancement and for profitability. So we’re going to radically simplify and improve the customer experience and, again, I’ll give you a couple examples of that.

Now, let’s be specific about what we think we can accomplish as a combined entity. First, we will be number one in commercial and residential markets in target regions. We will be number one in U.S. new home production. And we will be the top solar brand. And what we mean specifically by that is when somebody says “solar” in the future, on average they’ll think SunPower first. And, as I said, one of the strategic advantages of this combination is that we will continue to be the technology leader except now we’ll be the technology leader in solar systems. So we will have the highest efficiency solar cells and we’ll have the highest efficiency systems which means that we will be the lowest cost per kilowatt hour solution. And we quantify that specifically by saying we will reduce costs by 50 percent by 2012. And I’d be happy to answer questions at the end of how we propose to do that.

Now, let’s first talk about diversification of applications. You probably know that SunPower is a leader in residential retrofit and that’s because residential retrofit is

SunPower Corporation

Credit Suisse Technology Conference

December 1, 2006

typically space-constrained and aesthetics matter and those are our two strengths. But that’s not meant to say that that’s what we’re strong at exclusively. Now combining with PowerLight, they’re very strong in power plants, in commercial and public applications as well as new production homes and in fact they’re number one in the United States in new production homes. When we look at power plants and commercial and public markets, that’s the key markets for PowerLight. That’s what they’ve excelled in previously. And along the way I’ll describe how we’re going to take the strengths of what they do in those markets and apply those to SunPower and to the combined entity.

So let’s take a look at the value chain. And what I’d like to do first is talk about SunPower’s focus. And SunPower’s been very consistent about their messaging here. And that is that if we look on the far right of this slide and we see system, the cost of the system to the customer needs to be reduced dramatically. We’ve set a target of 50 percent cost reduction by 2012. And that means that we can get to an incentive list market which is a massive market opportunity. But as you look at the value chain, if you’re going to reduce costs 50 percent it’s clear that you need a solution for all parts of the value chain because if you only focus on one part of it you’d have to have a cost reduction; you’d have to practically take your costs down to zero.

So you have to have a cost reduction solution for all parts of the value chain. So ours is the following. First, what you see on the slide is we’ll focus on our core competency which is the highest conversion efficiency solar cells. We currently ship a minimum conversion efficiency of a cell of 20 percent and starting in January we will start shipping a 22 percent conversion efficiency cell. We do this in a low cost location in the Philippines, which we’ve demonstrated the ability to exploit and expand very rapidly. When we look to the far left on the slide, we see polysilicon and ingot. Our position on this is to partner and it’s to partner in the portfolio approach, both with incumbent and new entrant participants. We believe in the long run polysilicon will be a commodity again and we believe the portfolio approach of having contracts, both short, long and intermediate term as well as with incumbents and new entrants as well as with traditional technologies and new technologies is the right solution to get costs out. We have contracts that come on in 2008 that have costs that are significantly below what we’re paying today, for example.

And then, very importantly, you have to have an outbound channel solution. Why? Because it’s half of the cost of the value chain. So if you’re going to get half of the cost out of the entire value chain you have to address the outbound channel. And we’ve been very consistent about suggesting we would do

SunPower Corporation

Credit Suisse Technology Conference

December 1, 2006

something here. And our solution now is based on two things: The acquisition of PowerLight and an organic investment in our channel effort internally. What I’m going to talk about for these subsequent slides is PowerLight.

So PowerLight is a world leader, the world leader in large-scale systems. In fact, they’ve installed more large-scale commercial systems in North America than anybody. They are a differentiated company via high technology. They, in fact, have more patents than SunPower. And I’ll show you some of the products that they have patents on. We see by the value chain that’s expanded on the top here, what they do is they have a structured financing arm. They engineer systems. They then manage. They do not have trucks and people installing. They have project managers who manage outsourced installation. And then they, importantly, they monitor the performance. So when they install a system they tell the customer, “Here’s how much power you’re going to get.” And then they prove it by monitoring it and guaranteeing it by showing the customer what they actually delivered. And then, of course, any subsequent service they support that as well.

And as ratification of the strategy you see that they’re selling to blue chip companies. Over half of their business is repeat business. The other important thing from the slide is that they’re participating in a number of different verticals. You can see in the commercial sector you’ve got large box retail, you’ve got wineries, companies like Microsoft and a very strong presence in the public sector. And then what’s going to be a very rapidly growing market is the home builder market. PowerLight currently has 70 percent market share in North America in the new home market and I’ll show you that product here in a few slides.

PowerLight sells systems across all of the important markets and also in all of the important markets has a position in terms of influencing policy or being part of policy setting. So it’s important to note that as we combine the two companies our geographic diversification is improved dramatically and our presence with the governments in these key markets is improved dramatically. So from the previous slide and this slide you see that our diversification across applications and geography is incredibly enhanced by this transaction. And the other thing that I would emphasize is that our presence in policy setting is improved dramatically.

So now let’s talk about a few of their products and what the implications are of combining the two organizations. First of all — and the other thing I’ll emphasize is their technology portfolio. The core of PowerLight when it was conceived was to lower the cost of commercial solar systems so that essentially they could

SunPower Corporation

Credit Suisse Technology Conference

December 1, 2006

compete with the grid without incentive. And in order to do that you had to have a low cost way to install a system. So at the heart of what PowerLight did is they invented and patented a way to install a solar system on a flat commercial roof that does not require any penetration into the roof and is very lightweight. So this idea that commercial buildings have roofs that don’t have a lot of infrastructure and you can’t use a crystal and silicon solution on those roofs is flat wrong. The PowerGuard product was conceived to solve that problem. So the other thing about this product is that it’s incredibly easy to install because it’s a tongue in groove architecture. You set the panel down and then you put the next panel in in the groove of the previous panel. So it’s incredibly fast to install.

Now, most commercial roofs are too small to have a solar system to provide all of the power to the building. So if you take this easy to install, lightweight, non-roof penetrating system and you put SunPower cells into it, you get up to 50 percent more power with that solution. So the combination of the two companies is obvious here. You take the strength of their low cost installation solution with our high efficiency panel and you’re going to get a much higher power rated system.

The other thing that PowerLight does is they have design tools or software tools for various parts of the value chain. They have advanced design tools that eventually will allow them to design installations with minimal human intervention. So we can cost reduce the engineering of a new system. Now, if you think about that, we can take that concept that they use on large systems and port that over to the residential market, for example, which is key to SunPower pre-combination. Additionally, they have monitoring software because this is core to their business. They guarantee a power output. Well, this is a service that we can port to our core business as well and we can sell to our customers that our system will deliver this much energy and we’ll prove it and we’ll give you the monitoring systems to do that. So we can take their years of experience with system performance monitoring and apply that to our core markets.

Now let’s switch back to SunPower briefly and then we’ll talk about the combination of the two. First, you know SunPower converts more sunlight to power than anybody in the industry and that manifests itself in the form of — in the same form factor you get a lot more power out of our product than you do out of a competitive product. After all, you buy solar to get power. So out of a 72 cell standard footprint module you would get 215 watts of power. Out of a competitor cell, and this is the mainstream market, you would get 165 watts. That has significant implications. That means that you could put a lot less panel on your roof and get the same power. Or, alternatively with the same roof space you can get a lot more power.

SunPower Corporation

Credit Suisse Technology Conference

December 1, 2006

So let’s look at specifics. PowerLight installed a large, at the time the world’s largest power plant in Bavaria. And you can see on the left-hand side, at the time of installation that was a 6.3 megawatt system. We simply take that system and replace the panels that they use from a conventional cell maker and you just put SunPower panels on that installation, you get 8.3 megawatts. Now the significance of this is that all of the cost to install this site, the engineering and the installation and the follow-up, the permitting, etcetera, all of that cost is divided by 8.3 whereas previously it was divided by six. So the power of high conversion efficiency is evident; the economics improve dramatically.

Now let’s look at a few other synergy examples. The next example is a product they call PowerTilt. So this is an evolution of PowerGuard. Rather than sitting flat on the roof, the panel, similar to PowerGuard, will now be tilted up. Why do that? Because remember at the beginning I said PowerLight comes up with solutions that harvest energy better than anybody else in the outbound channel. By tilting the system up you get 15 percent more energy collection. But the problem is that it’s complicated to do that on a site. The tongue and groove installation is really fast. But now I’ve got to have this tilt up thing. Well, they designed and have patents pending on a system that virtually out of the box assembles on the roof with this tilt.

Now, there’s two synergies here post combination. The first is obviously if you put our cell in their product you’re going to get more watts; you’re going to get more power in that installation. The second this is today there are three stops in the value chain to create this product. We or someone else makes the laminate, then they add mounting hardware — they being PowerLight — at their manufacturing facility, and lastly in the field more mounting hardware is added and it needs to be installed. When we combine after the SEC review, we’ll be able to take those three steps in the supply chain and turn them into one because we can do all of those things at one site.

Another example is the SunTile. SunTile is a product that has had overwhelming success. It’s had overwhelming success because PowerLight has designed a way to collect more energy because they have better ventilation. That design is also patent pending. So as you take our world’s leading high efficiency solar cells and you put it in an application with their world’s leading energy capture in the form a tile that’s built into a new production home, you have a market-leading combination. This product also has an incredible upside because as you build solar into a new home, you amortize the cost into the mortgage and you’re cash flow positive day one. So the economics are much easier for a consumer to adjust to.

SunPower Corporation

Credit Suisse Technology Conference

December 1, 2006

So my last few slides let me cover financials in SunPower expansion. First, the combined company, we’ve guided to greater than $600 million next year and as a combined company would be immediately accretive. In the short-term, the positive is faster revenue growth and faster earnings growth. Now the combination of the two for some period of time will deviate from our margin model by 250 to 350 basis points. In time, however, we will move back to our margin model. And we do that by increasing SunPower content and we increase SunPower content by SunPower supplying more modules(?) of the growth of PowerLight, not at the exclusion of current partners but as part of the growth of PowerLight. Long-term goal 2008 to be a billion dollar run rate and to attain our 30/10/20 model.

I’ve already talked about our position in silicon, so since I’m running out of time I’ll skip this and talk about expansion. We have SunPower Proper has communicated our expansion strategy and let me confirm that we will add lines five through seven in our second building in the Philippines. And I will also tell you that if you’ve heard something about a typhoon in the Philippines, it was — SunPower was totally unaffected. So lines five through seven are on schedule for next year. And then in 2008 in our new building we will continue to expand lines eight through 12. And I would show you — I’ll show you here our revenue for the last seven or so quarters as well as guidance for this quarter. Our guidance for this quarter is $70 to $72 million off of a $65 million quarter last quarter. And with that I think I’ll open to questions.

END

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

SunPower plans to file with the SEC a Registration Statement on Form S-4 in connection with the transaction. The Registration Statement will contain important information about SunPower, PowerLight, the transaction and related matters. Investors and security holders are urged to read the Registration Statement carefully when they are available. Investors and security holders will be able to obtain free copies of the Registration Statement and other documents filed with the SEC by SunPower through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the Registration Statement from SunPower by contacting Investor Relations at 408-240-5588 or http://investors.sunpowercorp.com/sec.cfm.